Vericel Corporation 64 Sidney Street Cambridge, MA 02139 T 617 588-5555 F 617 588-5554 www.vcel.com

August 24, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Vericel Corporation
Acceleration Request for Registration Statement on Form S-3
File No. 333-226873

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vericel Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 28, 2018, at 4:30 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238.

Sincerely,

VERICEL CORPORATION

/s/ Gerard Michel
Name: Gerard Michel
Title: Chief Financial Officer

cc:	Dominick C. Colangelo, Vericel Corporation
Jacquelyn Fahey Sandell, Vericel Corporation
Mitchell Bloom, Goodwin Procter LLP
Shannyn Gaughan, Goodwin Procter LLP